UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Diamond Management & Technology Consultants, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
25269L106

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25269L106	Page 2 of 5

1.	Names of Reporting Persons. Luther King Capital Management Corporation I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Delaware

	5.	Sole Voting Power

Number of		1,810,050

Shares	6.	Shared Voting Power
Beneficially
Owned by		0

Each	7.	Sole Dispositive Power
Reporting
Person		1,810,050

With	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,810,050

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11.	Percent of Class Represented by Amount in Row (9)

	6.0%

12.	Type of Reporting Person (See Instructions)

	IA, CO

CUSIP No. 25269L106	Page 3 of 5
Item 1(a) Name of Issuer
Diamond Management & Technology Consultants, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices
875 N. Michigan Avenue, Suite 3000
Chicago, Illinois 60611
Item 2(a) Name of Person Filing
Luther King Capital Management Corporation
Item 2(b) Address of Principal Business Offices
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
Item 2(c) Citizenship
Delaware
Item 2(d) Title of Class of Securities
Common Stock
Item 2(e) CUSIP Number
25269L106
Item 3 Status of Person Filing

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 25269L106	Page 4 of 5
Item 4 Ownership
(a)	Amount beneficially owned: 1,810,050

(b)	Percent of class: 6.0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,810,050

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,810,050

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5 Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6 Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8 Identification and Classification of Members of the Group
Not applicable.
Item 9 Notice of Dissolution of Group
Not applicable.
Item 10 Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities are were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Luther King Capital Management Corporation
By:	/s/ J. Luther King, Jr.
J. Luther King, Jr.
President

Dated: January 17, 2008